Mail Stop 4720

November 16, 2009

Robert D. Sznewajs
President and Chief Executive Officer
West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

> **Re: West Coast Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 2, 2009**
> **File No. 001-34509**

Dear Mr. Sznewajs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you discuss Proposals 1 and 2 in the sections titled, "Proposal 1" and "Proposal 2." Please create a similar section for Proposal 3.

2. Please include all of the Item 13 of Schedule 14A required financial information, including a pro forma presentation, or explain to us why you believe this information is not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Questions and Answers, page 1

3.   Please create a question and answer discussing the effects of the proposals, such as dilution, on the rights of existing shareholders. Disclose the percentage of common shares that would be held by the private placement investors if all preferred shares were converted into common.

Questions: What securities did the Company issue…, page 2

4.   Please expand to clarify the "mandatorily convertible" feature of the Class B and Class D Warrants.

5.   Replace the phrases "as described above" in the last bullet point with a description of how the conversion to common shares will occur.

6.   Please revise to disclose the number of Series B Preferred Stock underlying the Class D Warrants.

Questions: How will the conversion of the preferred…, page 4

7.   We note that you state that the conversion price of the Series A Preferred Stock is subject to adjustment. Please revise to describe these adjustments or to provide a cross-reference to the discussion elsewhere in the document.

8.   Please revise to disclose the conversion price of the Series B Preferred Stock to common stock.

9.   Please provide a graphic illustration of the conversion of preferred into common using the initial conversion price and other possible illustrative conversion rates. Provide or cross reference a discussion of how the initial conversion price may change.

Question: What happens if the Shareholder Approvals…, page 4

10.   We note that in the first paragraph on page 5, you state that holders of the Class C warrants will continue to be able to exercise such warrants for Series B Preferred Stock if shareholder approval is received before March 1, 2010. Please clarify that shareholder approval of the Proposals received before March 1, 2010 would have no effect on the Class C warrants.

11.   We note in this section that you discuss the effect of shareholder approval received before March 1, 2010 on the Series A Preferred and the warrants. However, please also discuss the effect of such approval on the Series B Preferred securities.

Question: What happens if either Shareholder Approval is not received…, page 5

12.   We note that you state that the Class B and D Warrants will be exercisable at an
        implied initial exercise price of $0.50 per underlying common share. Please
        clarify whether if shareholder approval is not received before March 1, 2010, the
        Preferred securities underlying the Class B and D warrants can be converted into
        common stock. Please also revise to disclose this information for the Class C
        warrants.

What vote is required…, page 5

13.   Please revise to clarify that broker non-votes will not be counted as a vote at the
        meeting.

Question: How can I vote my shares?, page 6

14.   We note that you disclose that voting by telephone internet voting are available 24
        hours a day for shares held through the West Coast Bancorp 401(k) Plan. Please
        revise to disclose whether internet voting is available also for shares not held
        through the 401(k) Plan.

15.   Please revise to disclose when proxy cards must be received by the company to be
        voted at the meeting.

Recent Developments, page 8

16.   It is inappropriate to qualify in its entirety by reference to the Order to Cease and
        Desist, the Stipulation and Consent to the Issuance of the Order to Cease and
        Desist and the Tax Benefit Preservation Plan. You are responsible for the
        accuracy of the summaries. Please revise to remove the "qualify in its entirety"
        language or append the documents.

Background of the Proposals, page 11

17.   Clarify in the second full paragraph on page 12 whether, in the event shareholder
        approvals are not obtained by March 1, 2010 and the Class B and D Warrants are
        exercised for preferred shares, those preferred shares are convertible into common
        shares. Disclose how the conversion to common stock will occur and any
        applicable procedures and limitations.

Proposal 2, page 14

18.   Please revise to discuss the warrants in this section.

19.   Please revise to discuss the information require by Item 12(b) of Schedule 14A.

Vote Required, page 16

20.   We note that you state that if a quorum is present, an abstention will not count as a vote against any of the proposals. Please revise to discuss how abstentions will be treated, if a quorum is not present for Proposal 3.

Exercise of Warrants, page 25

21.   Please revise to discuss whether if shareholder approval is not received by March 1, 2010, whether the preferred underlying the warrants will be eligible to receive the Special Dividend.

Security Ownership Table, page 27

22.   Please fill in all blanks.

Investment Agreement, page A-i

23.   It appears that you have not included all of the exhibits to the Investment Agreement. Please confirm that you have disclosed in the proxy all material terms to these exhibits.

       As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Staff Attorney

CC: By Fax: (503) 684-0781
       Dick Rasmussen
       West Coast Bancorp

       By Fax: (212) 403-2341
       Matthew Guest
       Watchell, Lipton, Rosen & Katz